Valkyrie Bitcoin Fund
320 Seven Springs Way, Suite 250

Brentwood, Tennessee 37027

January 9, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Valkyrie Bitcoin Fund
(the “Registrant”)

Ladies and Gentlemen:

The undersigned, Valkyrie Bitcoin Fund (the “Registrant”) and Paralel Distributors, the principal underwriter of the Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Amendment No. 8 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-252344), filed on January 9, 2024, so that the same may become effective at 5:00 p.m. Eastern Time on January 10, 2024 or as soon thereafter as practicable.

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Valkyrie Digital Assets LLC,
Sponsor of the Valkyrie Bitcoin Fund

By:	/s/ Leah Wald
Name: Leah Wald
Title: Chief Executive Officer
Date: January 3, 2024

Paralel Distributors

By:	/s/ Bradley Swenson
Name: Bradley Swenson
Title: President
Date: January 3, 2024